UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

GENENCOR INTERNATIONAL, INC.

(Name of the Issuer)

GENENCOR INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304
(650) 846-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Keith A. Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

Transaction	Amount of filing fee (2)
Valuation (1) $676,053,224	$79,572

(1)	For purposes of calculating fee only. This amount is based upon the purchase of 35,119,648 shares of Common Stock, par value $0.01 per share, of Genencor International, Inc., at a purchase price of $19.25 per share net in cash.

(2)	Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on December 9, 2004, is based on a fee rate of $117.70 per million dollars of the Transaction Valuation.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $79,572

Form or Registration No.:  Schedule TO

Filing Party:  Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 nr. 2024

Date Filed:  February 15, 2005

This Amendment No. 4 amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission on February 15, 2005, as amended by Amendment No. 1 on February 16, 2005, by Amendment No. 2 on February 22, 2005 and by Amendment No. 3 on March 9, 2005 (the "Schedule 13E-3"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005, as amended by supplement (the "Supplement") dated March 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase, the Letter of Transmittal and the Supplement have been filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO (as defined below). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE 38 nr. 2024 filed a Tender Offer Statement on Schedule TO relating to the Offer on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005 and by Amendment No. 2 on March 17, 2005 (the "Schedule TO").

The following is added as the last paragraph in Items 1, 4 and 15 of the Schedule 13E-3:

On March 17, 2005, Acquisition Sub announced that it has extended the expiration date of the Offer to 5:00 p.m. New York City time on Wednesday, March 23, 2005. Danisco has extended the expiration date of the Offer to provide competition regulators in Germany additional time to review certain transactions disclosed in the Offer to Purchase. As a consequence of the extension of the expiration date, holders of Shares may tender or withdraw Shares until 5:00 p.m. New York City time on March 23, 2005, unless the Offer is further extended. Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the Offer, that as of the close of business on March 16, 2005, approximately 8,354,148 Shares had been validly tendered and not withdrawn pursuant to the Offer, and notices of guaranteed delivery had been submitted for an additional 532,148 Shares. Excluding Shares held by Danisco and its affiliates, Shares held by Eastman Chemical Company ("Eastman") and its affiliates, and Shares held by officers and directors of Genencor and their respective affiliates, the tendered Shares and noticed Shares represent approximately 87.7% of the outstanding Shares. Together with the Shares that Danisco already owns and the Shares that Danisco will acquire from Eastman under the Stock Purchase Agreement, dated January 27, 2005, among Danisco, Aquisition Sub, Eastman and Eastman Chemical Company Investments, Inc., the tendered Shares and noticed Shares represent approximately 97.9% of the total outstanding Shares.

Item 16.    Exhibits.

The following exhibits are filed herewith or incorporated by reference:

(a)(1)(ix)	Press release issued by DH Subsidiary, Inc., dated March 17, 2005 (incorporated by reference to Exhibit (a)(1)(xv) of the Schedule TO).
(a)(1)(x)	E-mail communication from Jean-Jacques Bienaimé, Chairman, Chief Executive Officer and President of Genencor International, Inc., to employees of Genencor International, Inc., dated March 17, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.

By:	/s/ Margaret A. Horn Name: Margaret A. Horn Title: Senior Vice President, General Counsel

Dated: March 17, 2005